

March 20, 2023

Wanjun Yao
Chief Executive Officer
Tungray Technologies Inc.
#02-01, 31 Mandai Estate,
Innovation Place Tower 4,
Singapore 729933

> **Re: Tungray Technologies Inc.**
> **Registration Statement on Form F-1**
> **Filed March 7, 2023**
> **File No. 333-270434**

Dear Wanjun Yao:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 22, 2022 letter.

Registration Statement on Form F-1

Government Regulations
PRC Regulation
Regulations Relating to Overseas Listings and M&A, page 132

1. We note your disclosure regarding the press conference held by the CSRC with respect to additional clarifications regarding the Trial Measures. Please also include this disclosure on the cover page to the extent material.

       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert Littlepage, Senior Staff Accountant, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at (202) 344-5791 or Jan Woo, Legal Branch Chief, at (202 551-3453 with any other questions,

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Technology

cc: Anna Jinhua Wang